Exhibit 99.1

Form of Notice Regarding the Availability of Materials

Banco Santander (Brasil) S.A.

[INSERT LABEL WITH SHAREHOLDER

NAME AND ADDRESS]

You are receiving this communication because you hold securities in the company listed above (the “Company”). The Company has released informational materials regarding its spin-off of its wholly-owned subsidiary, Getnet Adquirência e Serviços para Meios de Pagamento S.A. (“Getnet”) that are now available for your review. This notice provides instructions on how to access Banco Santander (Brasil) S.A. (“Santander Brasil”) materials for informational purposes only. It is not a form for voting and presents only an overview of the Santander Brasil materials, which contain important information and are available, free of charge, on the Internet or by mail. We encourage you to access and review closely the Santander Brasil materials. Santander Brasil is not asking you for a proxy and you are asked not to send a proxy.

The spin-off consists of the proposed distribution of all of the units, common shares and preferred shares of Getnet to holders of Santander Brasil units, common shares and preferred shares, including holders of Santander Brasil units represented by Santander Brasil American depositary shares (“Santander Brasil ADSs”), on a pro rata basis (excluding treasury shares) (the “Spin-Off”).

Each holder of Santander Brasil’s units, common and preferred shares, including the custodian for the Santander Brasil ADS facility, will receive Getnet common shares, preferred shares and units, at the rate of 0.25 common share, preferred share or unit, as the case may be, for each one common share, preferred share or unit issued by Santander Brasil held. Each holder of Santander Brasil ADSs will be entitled to receive Getnet American depositary shares (“Getnet ADSs”), each representing two Getnet units, at a rate of 0.125 Getnet ADSs for each Santander Brasil ADS held. Following the Spin-Off, Getnet will be an independent, publicly traded company. Santander Brasil is not soliciting proxy or consent authority from shareholders in connection with the Spin-Off.

You may view the materials online at www.dfking.com/santanderbrasil and easily request a paper or e-mail copy (see reverse side).

Materials Available to VIEW or RECEIVE:

REGISTRATION STATEMENT ON FORM 20-F OF GETNET

INFORMATION STATEMENT OF SANTANDER BRASIL

How to View Online:

Visit: www.dfking.com/santanderbrasil

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these materials, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) BY INTERNET: www.dfking.com/santanderbrasil

2) BY TELEPHONE: (800) 761-6521 (toll free in U.S. and Canada) or (212) 269-5550

3) BY E-MAIL: santanderbrasil@dfking.com

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor.

THIS NOTICE WILL ENABLE YOU TO ACCESS
MATERIALS FOR INFORMATIONAL PURPOSES ONLY